Filed by Holly Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Frontier Oil Corporation
Commission File No: 1 – 07627

On June 3, 2011, Holly Corporation distributed the following message to its employees:

HollyFrontier
Weekly Communiqué #12—Merger Update
June 3, 2011
This week we have many things to share, but perhaps the most exciting is announcing our HollyFrontier Corporation Logo Contest winners! We will also share a Spotlight on the Tulsa Refinery, more Nellson’s News and answers to a few new FAQ’s.
LOGO UPDATE—
First of all, thanks again to those of you who submitted designs. We are inspired by your participation and talent. After pouring through the amazing 665 entries, we have chosen three iPad2 winners. Two winners drew from the existing Holly and Frontier logos and the third winner created something entirely new and unique. We will provide Martha’s husband (Bob), Marcy and Connie’s son (Van DeWitt) with their new iPad2’s next week and will reveal the official HollyFrontier corporate logo in coming days. Meanwhile, please join us in congratulating our winners.

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Tulsa Refinery, Leadership
Jim Resinger Vice President & Refinery Manager Jim has been the Vice President & Refinery Manager of Holly Refining & Marketing— Tulsa since the purchase of the Sunoco facility in June 2009. Prior to Tulsa, his first assignment with Holly was Vice President & Refinery Manager of Navajo Refining Company in Artesia, New Mexico. Jim came to Navajo from his assignment in St. Croix, U.S. Virgin Islands where he was the Director of Operations for Hovensa, the Hess Oil/ Venezuela joint venture. Prior to the Virgin Islands assignment, he worked in various engineering and management positions with ARCO and Sunoco. Jim holds a degree in Chemical Engineering from the University of Delaware. Mark Williams Vice President, Projects Mark is responsible for major capital projects at the combined Tulsa Refineries. Prior to Holly’s purchase of the refinery in 2009, Mark spent 7 years with Sunoco and held the positions of Facility Manager and Maintenance Manager. Before joining Sunoco, Mark spent 14 years with Mobil and ExxonMobil, where he held a number of maintenance, operations and technical positions at the Tonance, California refinery. Mark holds a BSME from California State University Northridge, an Executive MBA from The University of Phoenix and a PE registration. Tony Conetta Reliability & Maintenance Manager Tony has over 21 years of refinery, engineering, operations and maintenance experience at Tulsa Refinery. During his tenure with Holly (and Sunoco), Tony has worked as a Process Engineer, Operations Engineer, Operations Area Superintendent and Operations Area Manager. He currently serves as Reliability & Maintenance Manager. Tony holds a Chemical Engineering degree from Auburn University. Larry Quinn Director, Refinery Accounting Larry joined Sunoco in 1931. He held various positions including Crude Unit Operator, Yield Analyst, Expense Analyst and Yield Accounting Manager for their three East Coast refineries. He relocated to the Tulsa Refinery in 2000 where he is now the Director of Refinery Accounting tor Holly. Larry graduated from Widener University (located outside Philadelphia) with an MBA degree.

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Tulsa Refinery, Leadership continued
Russ Gifford Health & Safety Manager Russ has over 30 years of experience in the refinery/petrochemical industry. In 1976, he joined USS Chemicals, located in Haverhill, Ohio as an Operator in the Bis-Phenol unit. He transferred to the Pasadena, Texas facility in 1983 as an Operations Supervisor. In 1994, he was named the Safety Supervisor of the Pasadena Facility and in 2000, when Sunoco purchased the Pasadena and La Porte facilities, Russ was promoted to Regional Health & Safety Manager for both sites. In 2002, he was named the Health & Safety Manager of the Tulsa Refinery. Russ holds an Occupational Safety & Health Degree from San Jacinto College and a Certificate of Technology in Occupational Safety & Health. Andrew Haar Environmental Manager Andrew has over 20 years of Manufacturing experience in the refining sector and over 12 years of Management experience in the environmental arena. He possesses expertise in Operations, Engineering and Environmental & Process Safety Management. Andrew joined Farmland Industries, Inc. in 1989 at the Coffeyville. Kansas Refinery as a Project Engineer and was soon promoted to manager in the environmental department. He later joined the Tulsa Refinery in 2002 as the Environmental Manager. Andrew holds a Chemical Engineering degree from the University of Missouri, Columbia. Michael Manard Fuels Operations Manager Mike has 35 years of experience with the Tulsa Refinery in Maintenance, Operations and Management, During his tenure at Tulsa, he has been a Unit Operator, Shift Supervisor, Area Superintendent and Operations Manager. Mike was a Certified Operator under the Sunoco Apprentice program and had the privilege of serving the West Refinery in all areas and aspects of the business refinery-wide. In his current role of Fuels Operations Manager, Mike’s responsibility is to ensure smooth operation, support and coordination of the day-today business between the East and West Fuels departments, Kevin Brown Operations Manager—Lubes Area Kevin began his career 27 years ago as an Operations Apprentice, He joined the Tulsa Refinery in 1984 and has built considerable expertise in Operations, Turnarounds, Process Safety Management and, during the last 8 years, has served in various supervisory roles in Operations. Kevin attended Northeastern Oklahoma A&M and Tulsa Community College. Kevin’s current role as Operations Manager—Lubes Area makes him responsible for the day-to-day operation of the Lubes area units.

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Tulsa Refinery, Leadership continued
Dirk Morris Business Optimization Manager Dirk has over 31 years of experience at Holly’s Tulsa Refinery. Prior to Tulsa’s acquisition by Holly, he worked for Sunoco. Dirk is currently the Business Optimization Manager. His responsibilities include optimization of crude selection, oil flow planning, day-to-day operations and economic analyses of projects and business opportunities. Prior to his assignment in Optimization, Dirk served as a Process Engineer, Operations Superintendent, Quality/Training Manager, EH&S Manager and Strategic Planning Manager. Kim Little Human Resources Manager Kim has been working in the Human Resources field in the manufacturing industry for 30 years. She joined Sinclair in 2007 as their Human Resources Manager and is now Holly’s Human Resources Manager for the Tulsa Refineries. Kim holds a degree in Business Administration from Langston University and received her Senior Professional of Human Resources Certification in 1997. Mark Kuhn Engineering Manager—Process Engineering Mark has worked in the refining industry for almost 30 years. During his career, he has held various positions in Process Engineering, Operations, Maintenance, Laboratory, Economics, Planning and Supply Chain Optimization. Prior to joining Holly with the Sinclair Refinery purchase in 2009, Mark worked for several refining companies including Texaco, Getty, Sunoco, CITGO and Sinclair, He is a proud graduate of the University of Arizona with a degree in Chemical Engineering. Brian Rasbold Engineering Manager—Capital Projects & Reliability Engineering Brian joined Sunoco in 1982, He worked in both the Sunoco Tulsa and Toledo refineries and joined Holly with the Tulsa Refinery acquisition in 2009. Brian has held several refinery positions including Technical Services Engineer, Operations Engineer, Operations Superintendent, Operations Manager, Process Engineering Manager, Management System Manager and Process Design & Laboratory Manager. His current position with Holly is Refinery Engineering Manager making him responsible for Capital Projects (<$5mm) and Reliability Engineering. Brian holds two Bachelor’s degrees— one in Chemistry, one in Physics. He has also completed his Master’s coursework program in Chemical & Petroleum Refining at the Colorado School of Mines,

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Tulsa Refinery, Timeline1
EAST PLANT (Legacy Sinclair)2 1910—Texaco starts the Refinery 1982—Texaco shuts down the Refinery 1983—Sinclair purchases the Refinery 2007—Sinclair announces a $1 billion expansion of Refinery (115,000 bpd Crude Unit, Hydrocracker, Coker, Sulfur Recovery and Amine Units) 2008—Sinclair postpones expansion plans 2009—Holly purchases the 75 tbpd Sinclair Refinery 2010—Holly sells storage and logistics assets to HEP WEST PLANT (Legacy Sunoco)2 1913—Cosden and Company start the Refinery 1925—Name changes to Mid-continent Petroleum 1955—Mid-continent merges with Sunray 1968—SunRay merges with Sun Oil 1992—Sunoco shuts down petrochemical operation, FCCU and Alkylation Unit 2007—Sunoco initiates projects for diesel hydrotreating and fuel gas treating 2008—Sunoco cancels projects and begins initiatives to sell Refinery 2009—Holly purchases 85 tbpd Refinery

[1]	Special thanks to Kim Little and the entire Tulsa team for their thorough and thoughtful submissions to this week’s Spotlight.

[2]	The SINCLAIR and SUNOCO logos depicted herein are registered trademarks of Sinclair Finance Company and Sunmarks, Inc., respectively.

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Tulsa Refinery, Timeline continued
Holly Refining & Marketing—Tulsa (Combined Facility) The combined Tulsa facility has a crude capacity of 125 bpd and processes a mix of local sweet lube grade crudes as well as opportunistic sour and heavy crudes. The current foe us is on integrating and optimizing the operation of the two plants. To accomplish this, new interconnecting lines are under construction which will span the 2 miles separating the refineries. In addition, a diesel hydro-treater capacity upgrade was just completed, a Benzene saturation unit is under construction and increased sulfur removal projects are in Engineering for 2013 start-up. The organizational and procedural aspects of bringing the two refineries together has been ongoing. This substantial and important endeavor will take time and diligence as these two refineries have operated separately for nearly 100 years. The successful combination represents a unique synergistic opportunity to form the highest complexity factor refining facility in the Mid-continent region. Oil Capital of the World When oil rig, Sue Bland No. 1, struck oil in 1901, Tulsa was just a tiny cowtown on the hanks of the Arkansas River. By 1905, two huge oil deposits had been discovered nearby, the largest was dubbed Glen Pool. This prompted an unprecedented rush of entrepreneurs, investors, wildcatters and their families to Tulsa. Neighborhoods sprang up on the north side of the river and soon the town was spreading out in all directions. From 1909 to the 1930s, Tulsa was a boomtown. Its population swelled from a mere handful at the turn of the century to over 100,000 (some counts are as high as 180,000) residents. By the mid 1920s, Tulsa boasted two daily newspapers, four telegraph companies and more than ten thousand of that new-fangled device, the telephone. Many early oil companies made Tulsa their home base. Some estimates put the number of competitive firms as high as 400 during the 1920s and 1930s. Profits from the oil industry were so strong that the city’s economy fared much better during the Great Depression than did most of the United States. Thus, Tulsa was known as the “Oil Capital of the World” for much of the twentieth century.

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Just a couple things to share today in response to email and application-connectivity on Day One.
First up, on the email front, I want to communicate that we will have email connectivity across HollyFrontier by cross-populating contact lists (aka “address books”) swiftly after close. This will allow each of you to find and send emails to anyone at HollyFrontier regardless of your legacy company.
Since the email systems from Holly and Frontier are indeed different (e.g. mailbox sizes and centralized versus decentralized) we will take our time to fully integrate the two systems (beyond merging address books) and will consider several options before choosing a standard for the combined company.
Second, I am pleased to announce that we will also have application-connectivity across both companies’ networks on Day One. Citrix will be our platform for accessing one another’s applications (such as SAP and STMS). When accessing applications (after close) from the other legacy company, simply log into Citrix.
We’ll share more details about email and connectivity in coming weeks, but I wanted to let you know that we are working to ensure communication on Day One.
And remember, if you have any questions about these or other items, just send a note to the Integration Team at hollyfrontier_merger_questions@hollycorp.com.
Nellson Burns
Vice President, Information Technology, Holly Corporation

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Employee FAQs

Employee FAQs	Integration Team Response
What will the HollyFrontier stock ticker be?	We’re pleased to announce the new NYSE stock ticker as HFC.

When the merger occurs, will the company consider adding/transitioning hourly personnel to salaried positions (for example, Safety) and look to eliminate contractors?	Our philosophy is to promote from within our company whenever possible. This is not a new philosophy for either company and will be the philosophy for the combined company. The larger size of the combined company and more locations present greater opportunities for all of employees, particularly if they are willing to relocate. We see no major changes coming to our current contracting strategies.
Submitting Questions or Suggestions to our Integration Team
For those of you who have questions, suggestions or concerns about the Integration process—or have heard rumors and would like to surface these for a response—you may either submit them to your local HR Department—which will, in turn, share them with us—or you may email the Integration Team at (hollyfrontier_merger_questions@hollycorp.com). Please let us know what’s on your mind, as we cannot meet unknown expectations nor address unshared concerns.

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Quotes for the Week
“Never doubt that a small group of thoughtful, committed citizens can change the world; indeed, it’s the only thing that ever has.”
—Margaret Mead (1901-1978)
American cultural anthropologist and frequently featured writer and speaker in the mass media throughout the 1960s and 1970s.
“There are two ways of spreading light: to be the candle or the mirror that reflects it.”
—Edith Wharton (1862-1937)
Pulitzer Prize-winning American novelist, short story writer and designer.
“There are no shortcuts to any place worth going.”
—Beverly Sills (1929-2007)
American operatic soprano, General Manager of the New York City Opera, Chairman of Lincoln Center and, until 2006, the Metropolitan Opera.
Next week’s communiqué, Merger Update #13, will be video rather than a written document.
On Friday, June 10th, 2011 we will provide a hyperlinked URL to this third video segment which will afford us the opportunity to address three questions:
(1)	“To what extent will employee development be important to HollyFrontier?”
(2)	“How would you describe the nature of Holly’s and Frontier’s cultures?”
(3)	“What are the priorities for HollyFrontier?”
Have a great weekend,
Dave Lamp
President
Holly Corporation

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Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger has been submitted to Holly’s stockholders for their consideration, and the proposed merger has been submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly, which the SEC has declared effective. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly are available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier are available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.
Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, there is no assurance that the proposed merger will be consummated. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s stockholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s businesses and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.
Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Report on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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